                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
      EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from _______ to ______.

      Commission file number 1-2299

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Applied Industrial Technologies, Inc.
                  Retirement Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Applied Industrial Technologies, Inc.
                  One Applied Plaza
                  Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)

                                                                Page No.
      (a)   Financial Statements                            (in this Report)
            --------------------                            ----------------
            Independent Auditors' Report                              5

            Statement of Net Assets Available                         6
                  for Benefits --
                  December 31, 2003 and 2002
            Statement of Changes in Net Assets                        7
                  Available for Benefits --
                  Years Ended December 31, 2003
                  and 2002
            Notes to Financial Statements --                     8 - 12
                  Years Ended December 31,
                  2003 and 2002

            Supplemental Schedule                                    13



      (b)   Exhibit(s)

            Independent Auditors' Consent                            14


                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    APPLIED INDUSTRIAL TECHNOLOGIES,
                                    INC. RETIREMENT SAVINGS PLAN

                                    By:   Applied Industrial
                                          Technologies, Inc., as Plan
                                          Administrator

                                    By:   /s/ Mark O. Eisele
                                          --------------------------------------
                                          Signature

                                          Mark O. Eisele
                                          --------------------------------------
                                                       Printed Name

                                          Vice President
                                          --------------------------------------
                                          Title


Date:  June 25, 2004

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN



Financial Statements
For the Years Ended December 31, 2003 and 2002,
Supplemental Schedule as of
December 31, 2003,
and Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

                                                                            PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2003 and 2002                                          2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2003 and 2002                            3

   Notes to Financial Statements                                           4 - 8



SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
     As of December 31, 2003                                                   9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 14, 2004

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002




                                                                2003              2002
ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock      $ 44,931,151      $ 33,409,430
    Mutual funds                                             124,896,351        87,809,727
    Common/collective trust funds                             42,405,383        49,847,375
    Loans to participants                                      7,697,277         7,870,779
                                                            ------------      ------------
         Total investments                                   219,930,162       178,937,311

  Investment income receivable                                        --            58,949

                                                            ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS                           $219,930,162      $178,996,260
                                                            ============      ============




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002




                                                                                       2003               2002
ADDITIONS:
  Contributions:
    Participants                                                                  $   8,630,098      $   9,155,088
    Employer:
      Applied Industrial Technologies, Inc. common stock                              3,433,420          1,927,441
      Cash                                                                            1,495,593          1,144,298
                                                                                  -------------      -------------
         Total contributions                                                         13,559,111         12,226,827

  Investment income/(loss):
    Dividends, interest and other:
     Common stock                                                                       990,053            841,236
     Mutual funds                                                                     2,093,525          2,767,759
     Common/collective trust funds                                                           --            655,808
                                                                                  -------------      -------------
         Total dividends                                                              3,083,578          4,264,803
   Net appreciation/(depreciation) in fair value of investments:
     Common stock                                                                     9,274,008            515,304
     Mutual funds                                                                    20,287,331        (21,226,868)
     Common/collective trust funds                                                    7,096,213           (283,644)
                                                                                  -------------      -------------
         Total net appreciation/(depreciation) in fair value of investments:         36,657,552        (20,995,208)
                                                                                  -------------      -------------
         Total investment income/(loss)                                              39,741,130        (16,730,405)
                                                                                  -------------      -------------

         Total additions                                                             53,300,241         (4,503,578)

DEDUCTIONS:
  Distributions to participants                                                      12,104,037         11,224,785
  Administrative expenses                                                               262,302            563,347
                                                                                  -------------      -------------

         Total deductions                                                            12,366,339         11,788,132
                                                                                  -------------      -------------

INCREASE/(DECREASE) IN NET ASSETS FOR THE YEAR                                       40,933,902        (16,291,710)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR                            178,996,260        195,287,970
                                                                                  -------------      -------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF THE YEAR                                $ 219,930,162      $ 178,996,260
                                                                                  =============      =============


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

      The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

      GENERAL - The Plan was established for the purpose of encouraging and assisting employees of Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

      ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trust, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

      The assets of the Plan are maintained and administered by American Express Trust Company and American Express Retirement Services, acting as Trustee and record keeper. The Trustee is responsible for the custody of assets.

      Effective March 1, 2003, American Express Trust Company and American Express Retirement Services, became the new trustee and record keeper, respectively, for the Applied Industrial Technologies, Inc. Retirement Savings Plan. The transfer of the assets from Key Trust Co. of Ohio, N.A. to American Express Trust Company took place on March 3, 2003. There was a "blackout period" from March 3, 2003 to March 20, 2003 during which time participants were unable to exercise their rights related to the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

      PARTICIPATION AND CONTRIBUTIONS - All eligible employees may participate in the Plan on the first day of the month following their hire when one hour of service is performed during the first fifteen days of a calendar month. Each employee who first completes an hour of service after the first fifteen days of a calendar month shall become eligible as of the first payroll period in the second month following the month in which the first hour of service was completed.

      Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation. For those eligible employees who do not make a contribution election, their compensation shall be automatically reduced by two percent and such shall be contributed on their behalf to the Plan as contributions until superseded by a subsequent contribution election. The Company may make additional contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and discretionary profit-sharing contributions as determined annually. Matching employer contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. Except in the case of death, disability, or retirement, a participant must be employed through the last payroll period of the quarter to receive the Plan's quarter match. The matching employer contribution is updated annually based on the Company's June 30 fiscal year end and is currently determined using the following schedule:

                         SUBSEQUENT QUARTER MATCHING CONTRIBUTION
                         -----------------------------------------
                          $.25      $.35     $.50    $.75    $1.00
                          ----      ----     ----    ----    -----
                                      QUARTERLY EPS
                         -----------------------------------------
Quarter Ended 9/30/03                .25     .28      .31     .33
Quarter Ended 12/31/03   Minimum     .25     .28      .31     .33
Quarter Ended 3/31/04     Match      .26     .29      .31     .33
Quarter Ended 6/30/04                .34     .35      .37     .41

      The employer match on participant contributions to investment funds other than the Company Stock fund was $.35, $.25, $1.00, and $.35 for the four 2003 quarters, and $.25, $.35, $.25, and $.50 for the four 2002 quarters, respectively.

      Matching employer contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Participants that elect to contribute to the Company Stock Fund, receive an additional 10% Bonus Match on the participant's pretax contributions not in excess of 6% of the participant's compensation. The Bonus Match is also made primarily in shares of Applied Industrial Technologies, Inc. common stock to the Company Stock Fund. Matching employer contributions and Bonus Match are invested in the Employer Match Fund and cannot be transferred until age 55.

      The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Additionally, the Company may contribute a special Profit-Sharing Contribution to individuals who retire after attaining age 55 and completing ten years of service. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit-Sharing Contribution. The Profit-Sharing Contributions for the years ended December 31, 2003 and 2002 were composed of $1,495,431 and $1,143,945 in cash, and $132,569 and $106,055 in Applied Industrial Technologies, Inc. common stock, respectively.

      Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

      The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contributions are $1,000 in 2002, $2,000 in 2003, $3,000 in 2004,
      $4,000 in 2005 and $5,000 in 2006.

      The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

      INVESTMENT OF CONTRIBUTIONS - Participants elect investment of profit-sharing and pretax contributions in 1% increments in the Plan's Company Stock, AET Income II Fund, American Fundamental Investors Fund, American EuroPacific Growth Fund, Pimco Total Return Fund, Franklin Small-Cap Growth II Fund, T Rowe Price Mid-Cap Growth Fund, Vanguard Asset Allocation Fund, AIT Large-Cap Growth Funds consisting of (Vanguard Growth Index Fund, Harbor Appreciation Fund and Wilshire Target Fund), AXP S&P 500 Index Fund, Royce Total Return Fund, Lord Abbett Mid-Cap Value Fund, Alliance Growth & Income Fund, or the Calamos Growth Fund. The portion of the Plan that is invested in the Company Stock Fund is intended to be an Employee Stock Ownership Plan (ESOP) under code section 4975 (e)(7) and ERISA section 407 (d)(6). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

      In connection with the change to the new trustee and record keeper effective March 1, 2003, the AET Income II Fund, the AXP S&P 500 Index Fund, and the Calamos Growth Fund were added to the Plan, while the EB MaGIC Fund, EB Equity Index Fund, EB Money Market and MFS Mid-Cap Growth Fund were removed from the Plan.

      The value of the Company's common stock and funds and the interest of individual participants under each investment, are calculated daily (daily valuation).

      VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability determined by the Company upon the basis of a written certificate of a physician selected by it, or normal early retirement as defined in the Plan.

      Upon termination of employment, participants may receive lump sum or installment distributions of their vested account balances as soon as administratively possible. The Plan permits hardship withdrawals, if the hardship criteria is met, or in-service distributions at age 59-1/2. These distributions are limited to participant rollovers, salary deferral and catch-up contributions.

      Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $58,930 in 2003 and $95,180 in 2002.

      LOANS - Participants may borrow from their 401(k) Contributions, 401(k) Catch-up Contributions, Rollover Contributions and Transferred Contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participants' accounts. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans that originated from merged plans are also reflected in loans to participants in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participants' accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Loans cannot be borrowed from the Profit-Sharing Contributions or from the Company match.

      PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

      TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated July 12, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving this determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing prices for each of the funds or quoted market prices. Participant loans are stated at cost, which approximates fair value.

      RISK AND UNCERTAINTIES - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

      BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

3.    INVESTMENTS

      The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

      Plan investments exceeding 5% of net assets available for benefits as of December 31, 2003 and 2002 were as follows:

                        Description of
                          Investment                      2003             2002
                                                      -----------      -----------
             Applied Industrial Technologies,
             Inc. Common Stock                        $44,931,151      $33,409,430

             AET Income II Fund                        42,405,383               --

             American Fundamental Investors Fund       28,187,146       21,746,878

             AIT Large-Cap Growth Fund                 20,821,969               --

             American EuroPacific Growth Fund          15,460,396       11,408,636

             Pimco Total Return Fund                   13,059,375       12,220,016

             Franklin Small-Cap Growth II Fund         11,389,171               --

             EB MaGIC Fund                                     --       44,174,805

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      The Plan's only non-participant directed transactions are contained within the Company Stock Fund, which includes both participant and non-participant directed transactions. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund is as follows:

                                                            2003               2002
                                                        ------------       ------------
Net Assets:
Common stock                                            $ 44,931,151       $ 33,409,430
Money market funds                                                --            507,458
                                                        ------------       ------------
                                                        $ 44,931,151       $ 33,916,888
                                                        ============       ============


Change in Net Assets:
Contributions                                           $  5,006,273       $  2,727,718
Dividends                                                    990,053            841,236
Net appreciation in fair value                             9,274,008            515,304
Benefits paid to participants                               (360,345)        (1,897,652)
Transfers to participant-directed investments, net        (3,895,726)          (616,230)
                                                        ------------       ------------
                                                        $ 11,014,263       $  1,570,376
                                                        ============       ============


                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

EMPLOYER ID NUMBER: 34-0117420
PLAN NUMBER: 003

SCHEDULE H LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003



( A )              ( B )                                      ( C )                             ( D )        ( E )
       Identity of Issuer, Borrower,                                                                        Current
          Lessor or Similar Party                   Description of Investment                    Cost        Value
  *    Applied Industrial Tech., Inc.  Common Stock - 1,843,732 shares                       $32,543,900  $ 44,931,151


  *    American Express Trust Company  AET Income II Fund - 1,783,487 units                       **        42,405,383


       The American Funds Group        American Fundamental Investors Fund - 977,024 shares       **        28,187,146


       The American Funds Group        American EuroPacific Growth Fund - 511,764 shares          **        15,460,396


       Pimco Fund                      Pimco Total Return Fund - 1,217,218 units                  **        13,059,375


       Franklin Templeton              Franklin Small-Cap Growth II Fund - 1,054,536 shares       **        11,389,171


       T. Rowe Price                   T Rowe Price Mid-Cap Growth Fund - 222,696 shares          **         9,553,643


       The Vanguard Group              Vanguard Asset Allocation Fund - 401,007 shares            **         9,046,726


  *    Participant Loans               Participant Loans (with interest rates                     **         7,697,277
                                       ranging from 7.00% to 11.50% and
                                       maturity dates ranging from January
                                       2004 to July 2027)


       The Vanguard Group Index Fund   Vanguard Growth Index Fund - 283,713 shares                **         7,073,615


       Harbor Fund                     Harbor Capital Appreciation Fund - 261,297 shares          **         6,880,824


       Wilshire Target Fund            Wilshire Target Large Growth Fund - 230,105 shares         **         6,867,530


  *    American Express Trust Company  AXP S&P 500 Index Fund - 1,556,279 units                   **         6,729,234


       Royce Total Return              Royce Total Return Fund - 284,006 shares                   **         3,073,406


       Lord Abbett Mid-Cap Value       Lord Abbett Mid-Cap Value Fund - 145,337 shares            **         2,729,436


       Alliance Growth & Income        Alliance Growth & Income Fund - 731,847 shares             **         2,480,963


       Calamos Fund                    Calamos Growth Fund - 52,730 shares                        **         2,364,887


                                                                                                          ------------
                                       Total                                                              $219,930,162
                                                                                                          ============


    *      Represents a party-in-interest

    ** Indicates a participant-directed fund. The cost disclosure not required.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement Nos. 33-65513, 33-42623, and 333-83809 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated June 14, 2004, appearing in this Annual Report on Form 11-K of Applied Industrial Technologies, Inc. Retirement Savings Plan for the year ended December 31, 2003.


/s/ Deloitte & Touche LLP

Cleveland, Ohio
June 25, 2004